July 8, 2015

VIA EDGAR AND UPS

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3010

Re:    Kite Realty Group Trust
Form 10-K for the fiscal year ended December 31, 2014
Filed February 27, 2015
File No. 1-32268

Dear Mr. Gordon:

This letter sets forth the responses of Kite Realty Group Trust (the “Company”) to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated June 24, 2015, to the Company’s Form 10-K for the fiscal year ended December 31, 2014. For your reference, we have set forth each of the Staff’s original comments in italics immediately preceding our response.

General

1. We note that you jointly filed with Kite Realty Group, L.P. (“Kite LP”) a Form S-3 on March 11, 2015, and you jointly filed with Kite LP a Form 8-K on March 18, 2015. Please ensure that your Exchange Act periodic filings as well as those of Kite LP are filed under each respective CIK number or advise.

In response to the Staff’s comment, in future periodic filings, we will ensure our filings are filed under each respective CIK number.

Item 2. Properties
Lease Activity - New and Renewal, page 42

2. In future Exchange Act periodic reports, in this section or elsewhere as appropriate, please revise to discuss the relationship of market rents and expiring rents as well as leasing costs on a per square foot basis, for both renewals and new leases, to the extent material.

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, we will expand the disclosures of new and renewal leasing activity to include material amounts of leasing-related costs per square foot. In addition, we will expand our disclosure of the rent spreads achieved in the current period to discuss any material changes in the market rents and the expiring rents.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same Property Net Operating Income, page 54

3. In future Exchange Act periodic reports, please revise your narrative disclosure in this section to more specifically describe how you determine the properties that fall within the “same property” pool, including a discussion of any properties that were excluded from the pool that were owned in all periods compared and a description of how you classify properties within, and transfer properties from, operating portfolio to redevelopment status.

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, we will expand our disclosure to explain how we determine the properties to include within the “same property” pool including a discussion of properties that were excluded from the pool that were owned in all periods and the reason for the exclusion. This disclosure will include more information to enable the reader to understand the factors we consider in deciding whether to classify a property in redevelopment status and transfers to/from such classification.

Funds From Operations, page 55

4. We note that your FFO reconciliation starts with consolidated net loss, but adjusts to exclude the impact of dividends on preferred shares; therefore your FFO allocable to the Company would appear to represent FFO attributable to common shareholders. Please revise future filings to clearly label your non-GAAP measure or tell us why that is not necessary.

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, the Company will clearly label our non-GAAP measure as Funds From Operations attributable to common shareholders.

Results Of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013, page 56

5. Given the significant increase in your portfolio from the acquisition of properties from Inland Diversified in July 2014, in future periodic filings please consider revising your disclosures to provide a discussion reflecting property operating expenses as a percentage of revenue for all periods presented. In addition, please also provide more robust disclosure regarding the changes in your specific expenses included within the property expense line items (e.g., maintenance, insurance, etc.).

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, we will expand our disclosure to present operating expenses as a percentage of revenues and we will include a discussion of the causes of any material changes in these percentages. In addition, we will expand our discussion of property operating expenses to include material changes in property expense line items such as repairs and maintenance, landscaping, insurance, etc.

6. We note your reference in the Business section to period to period increase in same property net operating income and your disclosure on page 58 describing the increase in rental income. In future Exchange Act periodic reports, please revise your disclosure in this section to specifically discuss the relative contribution of same store occupancy changes and average base rent changes on the results.

In response to the Staff’s comment, in future filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, we will expand our disclosure to discuss the relative contribution of same property occupancy changes and average base rent changes on our results of operations.

Form 10-Q for the interim period ended March 31, 2015

7. In future periodic filings, please ensure that your officer certifications are in the exact format as prescribed by Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, in future periodic filings beginning with the Company’s Form 10-Q for the quarter ended June 30, 2015, we will ensure our officer certifications are in the exact format as prescribed by Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please contact me directly at (317) 577-5609 or dsink@kiterealty.com.

Very truly yours,

/s/ Daniel R. Sink

Daniel R. Sink
Chief Financial Officer